October 2020 Q1 FY2021 Exhibit 99.3

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains 'forward-looking statements' – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as 'expects,' 'anticipates,' 'intends,' 'plans,' 'believes,' 'seeks,' or 'will.' Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

Contents Section Presenter Page Q1 FY21 Review & Business Update Sunil Duggal, CEO 4 Financial Update Arun Kumar, CFO 12 Appendix 19

Q1 FY2021 Review & Business Update Sunil Duggal Chief Executive Officer Q1 FY2021

Key Highlights: Q1 FY2021 Operational Zinc India Metal production at 202kt with cost of production at $1,019/t Zinc International Gamsberg production at 25kt with cost of production $1,327/t O&G Rajasthan Operating cost at $6.9/boe vs $10.0/boe in Q4 FY20 Aluminum cost of production at $1,268/t, down 13% q-o-q and 28% y-o-y TSPL achieved 97% plant availability Iron Ore Karnataka sales at 0.4 Mnt ESL Steel sales 305kt, up 12% y-o-y and flat q-o-q with margin $44/t Financial EBITDA of 4,008 crores with robust margin* of 28% Net Debt# stands at 24,787 crores, down 14% y-o-y with ND/EBITDA at 1.2x, maintained at low level Liquidity position with Cash & Cash equivalent# at 33,781 crores * Excludes custom smelting at Copper and Zinc India operations # Net debt and Cash & Cash equivalent as described in Note 4 of page 21

Heading Towards – Zero Harm, Zero Waste, Zero Discharge

Safety Program Update	
No fatalities in Q1	▪ Increased focus on vehicles and driving & business partner management
Visible felt leadership	▪ Guidance Note of VFL developed ▪ VFL part of each leader’s annual KPI
Investigation quality and Learning Lessons	▪ Update to investigation process ▪ Design of Learning process to prevent re-occurrence
Business partner engagement	▪ Review of BP pre-qualification, on-boarding and monitoring process ▪ Cross-functional committee established to address BP MIP and compliance

Environment Update	
Water conservation	▪ ~7.5 million m^3 of water savings over three years
GHG Management	▪ 16.65% reduction in GHG emissions intensity from 2012 baseline; ~10 million TCO_2e in avoided emissions
Fly Ash Management	▪ >100% fly-ash utilization for 3rd year running (~150% in Q1 FY21)

Fatality


5
7
9
7
FY17
FY18
FY19
FY20

LTIFR


0.40
0.35
0.46
0.66
0.52
FY17
FY18
FY19
FY20
Q1 FY21

Water Consumed & Recycled (mil m^3)


242
71
243
67
250
71
62
18
FY18
FY19
FY20
Q1 FY21
Consumed
Recycled

Waste Recycling (mMT) (High Volume Low Toxicity)


17
14
14
13
15
13
3
2
F718
FY19
FY20
Q1 FY21
Generation
Recycled

VEDANTA LIMITED – Q1 FY2021 INVESTOR PRESENTATION
6

Zinc India: Strong Foundation Driving Growth Performance Update MIC Production 202kt, down 5% y-o-y and 19% q-o-q due to lower production in April and lower workforce availability on account of restrictions related to COVID-19 Metal Production 202kt, down 8% y-o-y and 9% q-o-q due to lower production in April Silver Production 117 tonnes, down 26% y-o-y and 31% q-o-q due to delayed stabilization of DSC Lead smelter and increase in WIP partly offset by higher silver grades COP at $954/t*, down 11% y-o-y and 4% q-o-q. * COP without royalty and one-time COVID-19 related donations and start up cost. Reported COP $1,019/t Metal in Concentrate Production Metal Production and COP

Zinc International: Gamsberg Positioning for Long Term Value Creation Performance Update Production at 38kt, down 33% q-o-q and 36% y-o-y due to Skorpion Zinc going under Care and Maintenance from April 20 & COVID-19 COP at $1,349/t, lower by 24% q-o-q and 22% y-o-y due to disciplined cost reduction measures and exchange rate depreciation. Gamsberg Production at 25kt with exit recovery of 70% in June 20 COP $1,327/t ($838/t excl TCRC), lower 11% q-o-q

Oil & Gas: Focus on Delivery of Growth Projects


Gross Production (kboepd)
161
159
Q4 FY20
Q1 FY21

- Lower production on account of delay in growth project execution due to nationwide lockdown
- 238 wells drilled and 86 hooked up
- Rajasthan Operating cost at $6.9/boe in Q1 FY21 vs $10.0/boe in Q4 FY20

Growth Projects

Target to complete following by Q3 FY21:

- MBA Infill & Polymer
- New Raageshwari Deep Gas Terminal which will enhance production capacity to 240 mmscfd (from current 150)
- ABH Wells hookup & Surface Facility
- Liquid Handling capacity increase at MPT by 30% to 1.4 million barrels of fluid per day

OALP

- Seismic Acquisition of 4 Offshore blocks in Kutch Region completed
- Seismic acquisition commenced in Rajasthan blocks
- Evaluating early drilling opportunities in Assam and Rajasthan blocks

VEDANTA LIMITED – Q1 FY2021 INVESTOR PRESENTATION 9

Aluminium: Achieving Design Structure Structural Reduction in Cost Lanjigarh Production and Cost Performance Update Aluminium COP at $1,268/t, down 13% q-o-q and 28% y-o-y Lanjigarh production 476 kt, marginally down 1% q-o-q and up 7% y-o-y Lanjigarh COP at $218/t, down 16% q-o-q and 23% y-o-y Ingot-focussed Product mix to cater dynamic market requirements (76% mix) Project Vijay path launched to push manufacturing & commercial excellence

Other Assets: Iron ore and ESL Steel Pig Iron Production (kt) Karnataka Sales (Mnt) ESL Steel Performance Update Production 267kt, down 17% y-o-y and 16% q-o-q Sales 305kt, up 12% y-o-y and flat q-o-q Margin at $44/t, down 58% y-o-y and 65% q-o-q due to COVID lockdowns and subdued macro economic factors and lower demand in market Iron Ore Performance Update Karnataka sales 0.4 Mnt, down 64% y-o-y and 74% q-o-q Pig Iron production 109kt, down 39% y-o-y and 26% q-o-q

Financial Update Arun Kumar Chief Financial Officer Q1 FY2021

Financial snapshot EBITDA Net Debt# ND/EBITDA 4,008 cr ₹ 24,787 cr 1.2x Down 23% y-o-y Down 14% y-o-y Maintained at low level EBITDA Margin* Cash & Cash equivalent# ROCE^ 28% ₹ 33,781 cr c. 10% Robust Margin Liquidity Position Continuing double digit # Net debt and Cash & Cash equivalent as described in Note 4 of page 21 * Excludes custom smelting at Copper and Zinc India operations ^ ROCE is calculated as EBIT net of tax outflow divided by average capital employed

Q1 FY20 LME / Brent /premiums Input Commodity Inflation Cost & Mktg Currency Adjusted EBITDA Regulatory & Profit Petroleum Q1 FY21 EBITDA Bridge (Q1 FY 2020 vs. Q1 FY 2021) Zinc, Lead & Silver (878) Brent (926) Aluminium (1,063) Steel (293) (In crore) Aluminium 354 ESL 175 IOB 50 HZL (246) Market & Regulatory (1,401) crore Operational 11 crore COVID Disruption

Zinc, Lead & Silver (234) Brent (511) Aluminium (689) Steel (163) (In crore) Aluminium 59 Cairn 110 HZL (229) Market & Regulatory (581) crore Operational (443) crore LME / Brent /premiums Input Commodity Inflation Cost & Mktg Currency Adjusted EBITDA Regulatory & Profit Petroleum Q4 FY20 Q1 FY21 COVID Disruption EBITDA Bridge (Q4 FY 2020 vs. Q1 FY 2021)

Net Debt for Q1 FY 2021 (In ₹ crore) (Incl Buyer’s credit)1 Capex Dividend Net Debt2 30th Jun’20 Net Debt 1st Apr’20 Inventory , Debtors & Others (521) Creditors / Customers advance (2,578) Translation & Others 1 Including Short term Working Capital Instruments converted into long term loans/ repaid 2 Net debt and Cash & Cash equivalent as described in Note 4 of page 21

Balance Sheet Net Debt# / EBITDA Liquidity: Cash and Cash equivalent# at 33,781 crore Undrawn line of credit ₹ 9,469 crore Net Interest: Interest Income – Returns ~5.8%. Interest Expense – Maintained ~8.2% Average term debt maturity maintained above 3 years Credit Rating: CRISIL maintained at AA with Negative outlook India Ratings AA- with negative outlook Average Term Debt Maturity (years) 16% 28% 15% 11% 30% # Net debt and Cash & Cash equivalent as described in Note 4 of page 21

Key Investment Highlights Large Low Cost, Long Life and Diversified Asset Base with an Attractive Commodity Mix 1 Ideally Positioned to Capitalise on Favourable Geographic Presence Operational Excellence and Technology Driving Efficiency and Sustainability 4 Well-Invested Assets Driving Cash Flow Growth 3 Strong Financial Profile 5 Proven Track Record 6 2

Appendix Q1 FY2021

Income Statement

Depreciation & Amortization

- Lower compared to previous quarters primarily due to impairment of assets in Oil & Gas business in Q4 FY2020, and lower ore production in Zinc India & International business.

Finance Cost

- Lower y-o-y due to repayment of debt and lower average interest cost in line with market trends.
- Higher q-o-q due to lower interest capitalisation in Q1 FY 2021.

Investment income

- Higher primarily on account of MTM gain.

Taxes

- The normalized ETR is 25% in Q1 FY2021 compared to 7% in Q1 FY2020, majorly on account of DTA recognition in ESL in Q1 FY2020 and PBT mix change within entities.

In ₹ Crore	Q1 FY'21	Q1 FY'20	Q4 FY'20
Revenue from operations	15,687	21,167	19,513
Other operating income	286	207	242
EBITDA	4,008	5,189	4,844
Depreciation & amortization	(1,733)	(2,155)	(2,252)
Finance Cost	(1,252)	(1,341)	(1,064)
Investment Income	1,016	372	611
Exchange gain/(loss)	(6)	17	(274)
Exceptional items - credit/(expense)	-	-	(17,132)
Taxes	(510)	(139)	(3,337)
Taxes on exceptional items	-	-	6,523
Profit After Taxes (before exceptional items)	**1,523**	**1,944**	**(1,472)**
Profit/(Loss) After Taxes	1,523	1,944	(12,081)
Attributable profit (before exceptional items)	**1,033**	**1,351**	**(1,911)**
Attributable PAT	**1,033**	**1,351**	**(12,520)**
Minorities % (before exceptional items)	32%	30%	(30)%

Note: Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation

VEDANTA LIMITED – Q1 FY2021 INVESTOR PRESENTATION 20

Entity Wise Cash and Debt

(In ₹ crore) Company	Jun 30, 2020			Mar 31, 2020			Jun 30, 2019		
	Debt	Cash & Cash Eq[4]	Net Debt[4]	Debt	Cash & Cash Eq	Net Debt	Debt	Cash & Cash Eq	Net Debt
Vedanta Limited Standalone	33,247	4,070	29,177	38,937	5,029	33,908	40,171	4,147	36,024
Cairn India Holdings Limited[1]	3,700	7,726	(4,026)	3,696	7,776	(4,080)	-	6,167	(6,167)
Zinc India	4,957	20,468	(15,511)	611	22,253	(21,642)	18	18,280	(18,262)
Zinc International	361	268	94	404	553	(149)	415	682	(267)
BALCO	4,384	559	3,825	4,564	414	4,150	4,537	36	4,501
Talwandi Sabo	7,192	56	7,136	6,088	135	5,953	8,895	125	8,770
Vedanta Star Limited[2]	-	-	-	-	-	-	3,377	37	3,340
Others[3]	4,727	634	4,093	4,887	1,754	3,133	2,104	1,300	804
Vedanta Limited Consolidated	**58,568**	**33,781**	**24,787**	**59,187**	**37,914**	**21,273**	**59,517**	**30,774**	**28,743**

Notes: Debt numbers are at Book Value and excludes inter-company eliminations.

1. *Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the share in the RJ Block*
2. Vedanta Star limited, 100% subsidiary of VEDL which owns 96% stake in ESL.
3. *Others includes MALCO Energy, CMT, VGCB, Electrosteel, Fujairah Gold, Vedanta Limited's investment companies and ASI*
4. Inter-company loan to Vedanta Resources from CHIL of Rs. 2,311 Cr is considered as Cash & Cash equivalent and is accordingly adjusted in Net debt.

VEDANTA LIMITED – Q1 FY2021 INVESTOR PRESENTATION 21

Debt Breakdown & Funding Sources Debt breakdown as of 30 Jun 2020 (in $bn) ( in 000’ Cr) Term debt 6.3 47.2 Working capital 0.5 3.6 Short term borrowing 1.0 7.8 Total consolidated debt 7.8 58.6 Cash and Cash Equivalent# 4.5 33.8 Net Debt# 3.3 24.8 Debt breakup ($7.8bn) - INR Debt 87% - USD / Foreign Currency Debt 13% Diversified Funding Sources for Term Debt of $6.3bn (as of 30th Jun 2020) Note: USD–INR: 75.29 on 30th Jun 2020 # Net Debt and Cash & Cash equivalent as described in Note 4 of Page 21 Term debt of $3.6bn at Standalone and $2.6bn at Subsidiaries, total consolidated $6.3bn Debt Breakdown (as of 30th Jun 2020)

Segment Summary – Zinc India  Production (in ’000 tonnes, or as stated) Q1 Q4 Full year FY 2021 FY 2020 % change YoY FY2020 FY 2020 Mined metal content 202 213 (5)% 249 917 Integrated metal 202 219 (8)% 221 870 Refined Zinc – Integrated 157 172 (8)% 172 688 Refined Lead – Integrated1 45 48 (7)% 49 181 Refined Saleable Silver - Integrated (in tonnes)2 118 159 (26)% 168 610 Financials (In crore, except as stated) Revenue 3,852 4,871 (21)% 4,293 18,159 EBITDA 1,554 2,429 (36)% 1,945 8,714 Zinc CoP without Royalty ( /MT) 76,900 74,200 4% 72,200 74,200 Zinc CoP without Royalty ($/MT) 1,019 1,067 (4)% 997 1,047 Zinc CoP with Royalty ($/MT) 1,288 1,441 (11)% 1,290 1,371 Zinc LME Price ($/MT) 1,961 2,763 (29)% 2,128 2,402 Lead LME Price ($/MT) 1,673 1,885 (11)% 1,847 1,952 Silver LBMA Price ($/oz) 16.4 14.9 10% 16.9 16.5 Excludes captive consumption of 1,202 tonnes in Q1 FY 2021 vs 1,822 tonnes in Q1 FY 2020 & 1,755 tonnes in Q4 FY 2020. For FY2020 it was 7,088 MT. Excludes captive consumption of 6.2kt in Q1FY 2021 vs 9.2kt in Q1FY 2020 & 9.0kt in Q4 FY 2020. For FY2020 it was 36.7kt .

Segment Summary – Zinc International  Production (in’000 tonnes, or as stated) Q1 Q4 Full year FY 2021 FY 2020 % change YoY FY2020 FY 2020 Refined Zinc – Skorpion 1 18 (96)% 15 67 Mined metal content- BMM 12 19 (36)% 12 66 Mined metal content- Gamsberg 25 23 11% 30 108 Total 38 60 (36)% 57 240 Financials (In Crore, except as stated) Revenue 374 824 (55)% 733 3,128 EBITDA 66 128 (49)% (61) 380 CoP – ($/MT) 1,349 1,724 (22)% 1,784 1,665 Zinc LME Price ($/MT) 1,961 2,763 (29)% 2,128 2,402 Lead LME Price ($/MT) 1,673 1,885 (11)% 1,847 1,952

Segment Summary – Oil & Gas OIL AND GAS (boepd) Q1 Q4 Full year FY 2021 FY 2020 % change YoY FY2020 FY 2020 Average Daily Gross Operated Production (boepd) 158,779 180,059 (12)% 160,838 172,971 Rajasthan 127,937 149,153 (14)% 132,315 144,260 Ravva 22,037 13,491 63% 17,562 14,232 Cambay 8,805 17,415 (49)% 10,961 14,479 Average Daily Working Interest Production (boepd) 98,528 114,570 (14)% 101,565 110,459 Rajasthan 89,556 104,407 (14)% 92,621 100,982 Ravva 4,958 3,036 63% 3,951 3,202 Cambay 3,522 6,966 (49)% 4,384 5,792 KG-ONN 2003/1 492 162 204% 608 483 Total Oil and Gas (million boe)     Oil & Gas- Gross operated 14.4 16.4 (12)% 14.6 63.3 Oil & Gas-Working Interest 9.0 10.4 (14)% 9.2 40.4 Financials (In crore, except as stated) Revenue 1,389 3,131 (56)% 2,404 12,661 EBITDA 491 1,825 (73)% 869 7,271 Average Oil Price Realization ($ / bbl) 29.6 66.7 (56)% 48.8 58.8 Brent Price ($/bbl) 29.2 68.9 (58)% 50.1 60.9

OIL AND GAS (boepd) Q1 Q4 Full year FY 2021 FY 2020 % change YoY FY2020 FY 2020 Average Daily Production           Gross operated 158,779 180,059 (12)% 160,838 172,971   Oil 142,772 165,983 (14)% 138,205 154,677   Gas (Mmscfd) 96 84 14% 136 110 Non operated- Working interest 492 162 204% 608 483 Working Interest 98,528 114,570 (14)% 101,565 110,459 Rajasthan (Block RJ-ON-90/1)     Gross operated 127,937 149,153 (14)% 132,315 144,260   Oil 117,166 140,360 (17)% 115,251 131,069   Gas (Mmscfd) 65 53 22% 102 79 Gross DA 1 115,151 132,291 (13)% 120,424 129,398 Gross DA 2 12,479 16,635 (25)% 11,609 14,564 Gross DA 3 307 228 35% 282 298 Working Interest 89,556 104,407 (14)% 92,621 100,982 Ravva (Block PKGM-1)     Gross operated 22,037 13,491 63% 17,562 14,232   Oil 17,490 10,939 60% 13,120 10,994   Gas (Mmscfd) 27 15 78% 27 19 Working Interest 4,958 3,036 63% 3,951 3,202 Cambay (Block CB/OS-2)     Gross operated 8,805 17,415 (49)% 10,961 14,479   Oil 8,117 14,684 (45)% 9,833 12,614   Gas (Mmscfd) 4 16 (75)% 7 11 Working Interest 3,522 6,966 (49)% 4,384 5,792 Average Price Realization       Cairn Total (US$/boe) 28.4 64.8 (56)% 46.9 56.6 Oil (US$/bbl) 29.6 66.7 (56)% 48.8 58.8 Gas (US$/mscf) 2.7 6.7 (60)% 5.6 6.1 Segment Summary – Oil & Gas

Segment Summary – Aluminium Particulars (in’000 tonnes, or as stated) Q1 Q4 Full year FY 2021 FY 2020 % change YoY FY2020 FY 2020 Alumina – Lanjigarh 476 446 7% 479 1,811 Total Aluminum Production 469 471 (0)% 474 1,904 Jharsuguda-I 132 134 (1)% 133 543 Jharsuguda-II 1 199 199 (0)% 196 800 245kt Korba-I 65 63 3% 66 256 325kt Korba-II 72 74 (3)% 79 305 Financials (In crore, except as stated) Revenue 6,043 6,834 (12)% 6,378 26,577 EBITDA – BALCO 486 83 486% 277 456 EBITDA – Vedanta Aluminium 819 96 753% 860 1,542 EBITDA Aluminum Segment 1305 179 629% 1,137 1,998 Alumina CoP – Lanjigarh ($/MT) 218 284 (23)% 258 275 Alumina CoP – Lanjigarh ( /MT) 16,500 19,800 (17)% 18,700 19,500 Aluminium CoP – ($/MT) 1,268 1,764 (28)% 1,451 1,690 Aluminium CoP – ( /MT) 95,700 122,800 (22)% 1,05,100 1,19,700 Aluminum CoP – Jharsuguda ($/MT) 1,234 1,755 (30)% 1,422 1,686 Aluminium CoP – Jharsuguda( /MT) 93,100 122,100 (24)% 1,03,000 1,19,500 Aluminum CoP – BALCO ($/MT) 1,348 1,787 (25)% 1,516 1,700 Aluminium CoP – BALCO ( /MT) 1,01,800 124,400 (18)% 1,09,800 1,20,400 Aluminum LME Price ($/MT) 1,497 1,793 (17)% 1,690 1,749

Aluminium profitability Q4 ‘20 $/t Q1 ‘21 40 64 295 360 (69) 1,690 62 72 1,823 (571) (560) (320) (34) 340 (145) (249) (55) # 1,451 1,268 # Conversion & Others cost excluding gain on RPO liability reversal in Q1 FY21 is $75/t. Gain on RPO liability reversal amounting to $101/t in Q1 FY21.

Segment Summary – Power Particulars (in million units) Q1 Q4 Full year FY 2021 FY 2020 % change YoY FY2020 FY 2020 Total Power Sales 1,843 3,523 (50)% 2,107 11,162 Jharsuguda 600 MW 685 267 157% 482 776 BALCO 300 MW 403 425 (5)% 460 1,726 HZL Wind Power 112 134 (16)% 71 437 TSPL 643 2,697 (76)% 1,094 8,223 Financials (in crore except as stated) Revenue 1,018 1,703 (40)% 1,204 5,860 EBITDA 400 392 2% 458 1,649 Average Cost of Generation( /unit) ex. TSPL 2.06 2.28 (10)% 2.27 2.49 Average Realization ( /unit) ex. TSPL 3.56 3.61 (1)% 3.45 3.58 TSPL PAF (%) 97% 95% 3% 85% 91% TSPL Average Realization ( /unit) 2.00 4.46 (55)% 2.67 3.73 TSPL Cost of Generation ( /unit) 1.08 3.41 (68)% 1.56 2.68

Segment Summary – Iron Ore  Particulars (in million dry metric tonnes, or as stated) Q1 Q4 Full year FY 2021 FY 2020 % change YoY FY2020 FY 2020 Sales 1.02 1.22 (17)% 2.27 6.63 Goa 0.6 0.0 0% 0.6 0.9 Karnataka 0.4 1.2 (64)% 1.6 5.8 Production of Saleable Ore 0.95 1.09 (13)% 0.77 4.36 Goa - - - 0.0 0.0 Karnataka 0.9 1.1 (13)% 0.8 4.4 Production (’000 tonnes) Pig Iron 109 178 (39)% 148 681 Financials (In crore, except as stated) Revenue 639 797 (20)% 1,073 3,463 EBITDA 185 114 63% 349 878 Segment Summary – Steel  Particulars (in million dry metric tonnes, or as stated) Q1 Q4 Full year FY 2021 FY 2020 % change YoY FY2020 FY 2020 Total Production 267 323 (17)% 320 1,231 Pig Iron 36 28 30% 46 167 Billet 129 14 804% (3) 27 TMT Bar 30 128 (77)% 129 468 Wire Rod 59 109 (46)% 113 413 Ductile Iron Pipes 13 44 (70)% 35 155 Financials (In crore, except as stated) Revenue 951 1,104 (14)% 1,126 4,283 EBITDA 101 197 (49)% 268 588 Margin ($/t) 44 104 (58)% 127 78

Segment Summary – Copper India  Production (in ’000 tonnes, or as stated) Q1 Q4 Full year FY 2021 FY 2020 % change YoY FY 2020 FY 2020 Copper - Cathodes 17 16 4% 26 77 Financials (In crore, except as stated)   Revenue 1,377 1,777 (22)% 2,256 9,053 EBITDA (63) (66) 4% (68) (300) Copper LME Price ($/MT) 5,356 6,113 (12)% 5,637 5,855

Sales Summary Sales volume Q1 FY2021 Q1 FY 2020 Q4 FY2020 FY2020 Zinc-India Sales       Refined Zinc (kt) 163 167 173 680 Refined Lead (kt) 45 47 48 180 Total Zinc-Lead (kt) 208 215 220 860 Silver (tonnes) 146 155 144 586 Zinc-International Sales Zinc Refined (kt) 1 17 20 67 Zinc Concentrate (MIC) 28 29 38 137 Total Zinc (Refined+Conc) 29 46 58 204 Lead Concentrate (MIC) 7 11 6 38 Total Zinc-Lead (kt) 35 57 64 242 Aluminium Sales Sales - Wire rods (kt) 54 84 88 326 Sales - Rolled products (kt) 4 5 7 27 Sales - Busbar and Billets (kt) 38 128 87 372 Total Value added products (kt) 96 217 183 725 Sales - Ingots (kt) 384 263 291 1,197 Total Aluminium sales (kt) 479 481 473 1,922

Sales Summary Sales volume Q1 FY 2021 Q1 FY 2020 Q4 FY 2020 FY 2020 Iron-Ore Sales Goa (mn DMT) 0.6 - 0.6 0.9 Karnataka (mn DMT) 0.4 1.2 1.6 5.8 Total (mn DMT) 1.0 1.2 2.3 6.6 Pig Iron (kt) 108 172 159 666 Copper-India Sales Copper Cathodes (kt) 1.1 0 0.7 2.5 Copper Rods (kt) 17 22 30 98 Total Steel Sales (kt) 305 273 305 1,179 Pig Iron 39 24 41 158 Billet 130 2 1 22 TMT Bar 47 109 118 454 Wire Rod 67 101 106 402 Ductile Iron Pipes 21 37 38 143 Sales volume Power Sales (mu) Q1 FY 2021 Q1 FY 2020 Q4 FY 2020 FY 2020 Jharsuguda 600 MW 685 267 482 776 TSPL 643 2,697 1,094 8,223 BALCO 300 MW 403 425 460 1,726 HZL Wind power 112 134 71 437 Total sales 1,937 3,523 2,107 11,162 Power Realisations (INR/kWh) Jharsuguda 600 MW 2.56 3.13 2.94 2.65 TSPL2 2.00 4.46 2.67 3.73 Balco 300 MW 3.85 3.75 3.88 3.88 HZL Wind power 4.18 4.15 4.07 4.05 Average Realisations1 3.22 3.61 3.45 3.58 Power Costs (INR/kWh) Jharsuguda 600 MW 2.29 3.27 2.42 3.85 TSPL2 1.08 3.41 1.56 2.68 Balco 300 MW 2.24 2.14 2.24 2.26 HZL Wind power 0.90 0.71 1.39 0.96 Average costs1 2.06 2.28 2.27 2.49 1. Average excludes TSPL 2. Based on Availability

Currency and Commodity Sensitivities Commodity prices – Impact of a 10% increase in Commodity Prices Commodity Q1 FY‘21 Average price EBITDA ($mn) Oil ($/bbl) 30 12 Zinc ($/t) 1,961 30 Aluminium ($/t) 1,497 60 Lead ($/t) 1,673 7 Silver ($/oz) 16.4 8 Foreign Currency - Impact of 1 Rs depreciation in FX Rate Currency Increase in EBITDA INR/USD ~ INR 500 cr / year

Group – Present Debt Structure 50.1% 64.9% Subsidiaries of Vedanta Ltd Sesa Iron Ore Sterlite Copper Power (600 MW Jharsuguda) Aluminium (Odisha aluminium and power assets) Cairn Oil & Gas* Divisions of Vedanta Limited Unlisted entities Listed entities 95.5% 100% 51% Note: Shareholding as on June 30, 2020 * 50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd # Net debt and Cash and Cash equivalent as described in note 4 of page 21 100% Vedanta Resources (Consolidated)   Q1FY21 EBITDA 0.5 Net Debt 10.6 Vedanta Resources (Standalone)   Q1FY21 % EBITDA 0.0 3% Net Debt 7.3 69% Vedanta Ltd (Consolidated)   Q1FY21 % EBITDA 0.5 97% Net Debt# 3.3 31% Zinc India (HZL)   Q1FY21 % EBITDA 0.2 40% Net Cash 2.1 Bharat Aluminium (BALCO)   Q1FY21 % EBITDA 0.1 13% Net Debt 0.5 5% Zinc International   Q1FY21 % EBITDA 0.0 2% Net Debt 0.0 0% Electrosteel Steels   Q1FY21 % EBITDA 0.0 3% Net Debt 0.4 4% Talwandi Sabo Power   Q1FY21 % EBITDA 0.0 7% Net Debt 0.9 9% Volcan   Q1FY21 EBITDA - Net Debt 0.3 ($ bn)